SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                        Alliance Capital Management L.P.
                        --------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                 Not applicable
                            ------------------------
                                 (CUSIP Number)

                               Gerald M. Lieberman
                                SCB Partners Inc.
                           50 Main Street, Suite 1000
                          White Plains, New York 10606
                                 (914) 682-6802

                                 With copies to:
                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 25, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 Pages)

CUSIP No.  N/A                       13D                             Page 2 of 8
          ----

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 SCB Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
                 OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [_]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
-------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
                                32,640,000
                                (all of the foregoing indirectly through
  NUMBER OF                     SCB Partners Inc.)
    SHARES             --------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER
   OWNED BY            --------------------------------------------------------
     EACH              9      SOLE DISPOSITIVE POWER
  REPORTING                     32,640,000
 PERSON WITH                    (all of the foregoing indirectly through
                                SCB Partners Inc.)
                       --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 32,640,000
                 (all of the foregoing indirectly through SCB Partners Inc.)
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [_]
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 13.1%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
                 HC, CO
-------------------------------------------------------------------------------

CUSIP No.  N/A                       13D                             Page 3 of 8
          ----

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                SCB Partners Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
                OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [_]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
-------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
  NUMBER OF                     32,640,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER
   OWNED BY            --------------------------------------------------------
     EACH              9      SOLE DISPOSITIVE POWER
  REPORTING                     32,640,000
 PERSON WITH           --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                32,640,000
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [_]
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.1
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON
                CO
-------------------------------------------------------------------------------

CUSIP No.  N/A                       13D                             Page 4 of 8
          ----


         SCB Inc., a Delaware corporation ("SCB"), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB ("Partners" and, together with SCB, the "Reporting Persons"), hereby amend their Statement on Schedule 13D filed with respect to the Units of Limited Partnership Interest (the "Units") of Alliance Capital Management L.P., a Delaware limited partnership (the "Issuer"). This Amendment No. 1 to Schedule 13D of the Reporting Persons ("Amendment No. 1") amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the "Initial Schedule 13D"), only with respect to Appendix A thereto, which is hereby deleted and replaced in its entirety with the Appendix A attached to this Amendment No. 1, and those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Initial Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 (a-c) is hereby amended by deleting and restating the second and third sentences thereof as follows:

         SCB is a Delaware corporation with its principal office and principal place of business at 50 Main Street, Suite 1000, White Plains, New York 10606.

         Partners is a New York corporation with its principal office and principal place of business at 50 Main Street, Suite 1000, White Plains, New York 10606.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

         (a) and (b).

         At the close of business on November 25, 2002, Partners owned directly 32,640,000 Units. Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, there were 249,809,340 Units outstanding. Accordingly, Partners may be deemed to beneficially own 13.1% of the total number of the outstanding Units.

         Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, its 32,640,000 Units. SCB does not directly beneficially own any Units.

         Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Units.

         (c).

         On November 8, 2002, SCB and Partners delivered a notice to AXA Financial, Inc. ("AXA Financial") and the Issuer exercising Partners' right to sell 8,160,000 Units (the "Exercised Units") to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the "Purchase Agreement"), among AXA Financial, the Issuer and SCB, the terms of which are further described in Item 6 of the Initial Schedule 13D. On November 20, 2002, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be November 25, 2002 and that, as permitted under the terms of the Purchase Agreement, it was designating ECMC, LLC ("ECMC") as the purchaser. On November 25, 2002, the sale of the Exercised Units to ECMC pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to ECMC was $30.601, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following November 8, 2002.

CUSIP No.  N/A                       13D                             Page 5 of 8
          ----


         Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No.  N/A                       13D                             Page 6 of 8
          ----


                                   APPENDIX A
                                 TO SCHEDULE 13D

         Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (each, a "Corporation"). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 1345 Avenue of the Americas, New York, New York 10105.

         Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*



    Name                              Position at the Corporations          Principal Occupation/Employment
    ----                              ----------------------------          --------------------------------------
Lewis A. Sanders                 Chairman; Chief Executive Officer          Director; Vice Chairman, Chief
                                                                            Investment Officer; Member of the
                                                                            Executive Committee**

Roger Hertog                     Director; President and Chief Operating    Director; Vice Chairman; Member of the
                                 Officer                                    Executive Committee**

Andrew S. Adelson                Director; Senior Vice President            Executive Vice President; Member of
                                                                            the Executive Committee**

Kevin R. Brine                   Director; Senior Vice President            Managing Director
                                                                            Brine Management LLC
                                                                            433 West 14th Street, 3rd Floor
                                                                            New York, New York 10014

Charles C. Cahn, Jr.             Director; Senior Vice President            Managing Member
                                                                            Cahn Medical Technologies, LLC
                                                                            16 Lancaster Road
                                                                            Tenafly, New Jersey 07670

Marilyn Goldstein Fedak          Director; Senior Vice President            Executive Vice President; Member of
                                                                            the Executive Committee**

Arthur W. Fried                  Director                                   Executor, Estate of Zalman C. Bernstein
                                                                            1015 Park Avenue
                                                                            New York, New York 10028

Michael L. Goldstein             Director; Senior Vice President            Managing Partner
                                                                            Empirical Research Partners LLC
                                                                            477 Madison Avenue
                                                                            New York, New York 10022

Thomas S. Hexner                 Director; Senior Vice President            Executive Vice President; Member of
                                                                            the Executive Committee**



-------------------
*  The listed individuals hold identical positions for both SCB and Partners.

** Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of the Issuer and Holdings; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.

CUSIP No.  N/A                       13D                             Page 7 of 8
          ----

Gerald M. Lieberman              Director; Senior Vice President;           Executive Vice President, Finance and
                                 Treasurer                                  Operations; Member of the Executive
                                                                            Committee**

Marc O. Mayer                    Director; Senior Vice President            Executive Vice President; Member of
                                                                            the Executive Committee**

Jean Margo Reid                  Director; Senior Vice President;           Consultant
                                 Secretary                                  100 Bleecker Street, Apt. 18D
                                                                            New York, New York 10012

Francis H. Trainer, Jr.          Director; Senior Vice President            Chief Executive Officer
                                                                            General Sullivan Group, Inc.
                                                                            Post Office Box 7509
                                                                            West Trenton, New Jersey 08628


CUSIP No.  N/A                       13D                             Page 8 of 8
          ----

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED:  November 25, 2002

                                         SCB INC.


                                         By: /s/ Jean Margo Reid
                                             ----------------------------------
                                             Name:  Jean Margo Reid
                                             Title: Secretary


                                         SCB PARTNERS INC.


                                         By: /s/ Jean Margo Reid
                                             ----------------------------------
                                             Name:  Jean Margo Reid
                                             Title: Secretary